[Letterhead of Metasolv, Inc.]

January 11, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: Stathis Kouninis

Re:	MetaSolv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Filed November 3, 2005

Form 8-K

Filed October 27, 2005

File No. 0-28129

Ladies and Gentlemen:

On behalf of MetaSolv, Inc. (the “Company”), this letter responds to comments from the Securities and Exchange Commission’s staff (the “Staff”) letter dated December 28, 2005. We are faxing this letter to you concurrently with filing it via EDGAR correspondence to facilitate the Staff’s review.

In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

Comment No. 1: You disclose several factors that contributed to a 25 percent decrease in general and administrative expenses in 2004. However, it appears that you quantify only one of the factors contributing to just 13 percent of this decrease. Please tell us how you considered Section III.D of SEC Release No. 33-6835 in identifying and quantifying the factors that contributed in the period to period fluctuation of service cost of revenues, research and development and general and administrative expenses.

Response No. 1: The decrease in general and administrative expenses was attributed primarily to a 13% decline in administrative staffing, which contributed to approximately half of the overall decline in general and administrative expenses. The impact of each of the items discussed in the paragraph regarding general and administrative expenses are as follows:

	Amount		% of change
Decline in staffing	$1.8 million		50%
Cost reductions in facilities and telecommunications	$0.8 million		20%
Decrease in the allowance for doubtful accounts	$1.2 million		32%
All other	($0.1 million	)	(2%)

In service costs of revenue, the decrease in costs can be quantified as follows:

Lower professional services staff costs	$6.0 million		193%
Higher subcontractor costs	($2.6 million	)	(82%)
Maintenance-related engineering costs	($0.6 million	)	(20%)
All other	$0.3 million		9%

In the research and development paragraph, the decrease in costs was attributed to a 15% decline in staffing. The overall decrease in costs can be quantified as follows:

Decrease in staffing	$4.9 million	83%
Decrease in contract labor	$0.7 million	11%
All other	$0.3 million	6%

The Company considered Section III.D of SEC Release No. 33-6835 in determining appropriate disclosures regarding the items highlighted above. The Company quantified the decline in headcount that led to the majority of the decline in overall general and administrative expenses and research and development expenses. With respect to service costs of revenue, because the lower professional services staff costs exceeded the total decline in service costs, the Company disclosed that lower professional services staff costs was the primary contributing factor in the decline and simply described the offsetting factors. The Company acknowledges that quantification of the decrease in the allowance for doubtful accounts would further enhance the understanding of the reduction in general and administrative expenses. The Company will provide additional quantification in future filings when the contribution of two or more factors results in a material change in a line item.

Comment No. 2: We note that research and development, selling and marketing and general and administrative expenses declined consistently over the three reported periods. However, it appears that you do not address these trends in your results of operations. Please tell us how you considered Item 303 (a) (3) of Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing these or any other material trends known to you that may affect your future liquidity and results of operations.

Response No. 2: The Company advises the Staff that, while research and development, selling and marketing and general and administrative expenses declined consistently over the three reported periods, the potential continuation of this historical decline was not sufficiently certain to the Company at the time of the referenced Form10-K filings for the Company to consider this decline a trend. The declines in expenditures during 2003 were the result of a shortfall in revenue due to the rapidly changing industry landscape and were required in order to bring costs more in line with revenue, and not as part of an ongoing expense reduction program. At the time of the filing of the 2004 Form 10-K, the Company was operating under a 2005 budget that did not anticipate additional significant declines in operating expenses compared to actual results in 2004. Total operating expenses (excluding restructuring charges) for the nine months ended September 30, 2005 are essentially flat with the same period in 2004.

Accordingly, the Company does not believe that there was a duty to disclose a trend pursuant to SEC Release No. 33-6835 Section III.B. because the Company did not have consistent information available to indicate there was a “trend, demand, commitment, event or uncertainty both presently known to management and reasonably likely to have material effects on the registrant’s financial condition or results of operation.”

The Company advises the Staff that it will continue to monitor any trends, demands, commitments, events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition in accordance with Item 303 (a)(3) of Regulation S-K and SEC Release No. 33-6835 Section III.B

Comment No. 3: You disclose that approximately 58 percent of your fiscal 2004 revenue is from international sources. You further disclose on page 40 that this revenue is denominated in the local currency of the foreign country. Please tell us how you considered the guidance in Section III.D of SEC Release No. 33-6835 in identifying and quantifying the effect of foreign exchange rate fluctuations on your operations, if material.

Response No. 3: The Company disclosed that approximately 58% of its 2004 revenue came from international sources. It further disclosed that “We transact business in various foreign currencies.” The vast majority of our revenues are denominated in US Dollars, Canadian Dollars, British pounds and Euros. The Company incurs expenses in each of these currencies and, as a result, benefits from a natural hedge against foreign currency fluctuations. As a result, the impact on the Company’s operations for 2004 was approximately $300,000; an amount that the Company concluded was not material and not required to be disclosed under Section III.D of SEC Release No. 33-6835.

In future filings, the Company will evaluate the risk of foreign currency fluctuations and will discuss such fluctuations if the amounts are considered material.

Under Item 7A (b) of the Form 10-K, the Company did disclose the impact of a potential change in exchange rates in accordance with Regulation S-K Item 305 (a)(1)(ii).

Comment No. 4: You disclose that one customer accounted for 11 percent of your 2004 consolidated revenues, but you do not appear to identify this customer. Please tell us how you considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Response No. 4: We disclosed that one customer accounted for 11% of our 2004 consolidated revenues, but did not identify the customer by name. Item 101 (c)(1)(vii) of Regulation S-K requires that the name of such customer be provided if “the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”

Although a significant portion of revenues each year is derived from a relatively small number of customers, the amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period.

The customer in question for 2004, however, is British Telecommunications, the loss of which could have had a material adverse effect on the Company. Because the Company expected to derive a material portion of its revenue in future period from this customer, in future filings, the Company will disclose the name of any 10% customer where the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

Pro Forma Financial Results, page 30

Comment No. 5: On page 30 of Form 10-K for the fiscal ended December 31, 2004 you discuss pro forma financial information that you provide in earnings releases and investor conference calls. Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information.

Response No. 5: In responding to these comments, the Company has carefully reviewed footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information and now understands the Commission has adopted the use of the term “non-GAAP” financial information in order to avoid confusion with “pro forma” information disclosed in accordance with Regulation S-X. In all future filings, the Company will not use the term “pro forma” in this context.

Report of Independent Registered Public Accounting Firm, page 42

Comment No. 6: We note that your auditor’s report does not appear to be signed by the firm that issued the opinion. Revise your filing to include a signed audit report. See Rule 2-02(a)(2) of Regulation S-X.

Response No. 6: The Company did receive a signed auditor’s report. The omission of the signature from the filing was an inadvertent typographical error, and the Company will revise the filing to indicate the signature had already been provided by the auditor at the time of the filing.

Note 1. Organization and Summary of Significant Accounting Policies

b) Revenue Recognition, page 47

Comment No. 7: You disclose on page 10 that you sell your software products through resellers. Describe for us any differences in the terms of your direct and indirect/reseller arrangements. Describe any return, price protection, stock rotation or similar rights or provisions you offer to indirect/reseller customers. Additionally, tell us how your revenue recognition policies reflect any such differences in the terms of your arrangements. Finally, explain the consideration you have given to including corresponding disclosure in the notes to your financial statements.

Response No. 7: Although the Company sells its products and services directly and through resellers, the Company does not deliver its software to its reseller unless the reseller has an identified customer. No reseller maintains any inventory of the Company’s products or services.

There are no return, price protection, or stock rotation provisions in our reseller agreements. Accordingly, there are no material differences between the terms of sale with our direct customers compared to our resellers.

The revenue recognition process is the same in either scenario as the Company determines revenue recognition based on the following criteria outlined in SOP 97-2:

•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred,
•	The vendor’s fee is fixed or determinable, and
•	Collectibility is probable.

The only additional step that the Company performs with respect to resellers is to determine that the reseller has economic substance, and that payment by the reseller is not contingent upon payment by its customer.

Given that there are no material differences in the revenue recognition process for direct sales or sales through resellers, the Company believes that the disclosures in footnote 1(b) are appropriate for either scenario.

Comment No. 8: You indicate that you recognize revenue using the residual method when VSOE of the fair value of all undelivered elements exists. In circumstances when VSOE for undelivered elements does not exist, you defer all revenue from the arrangement. Tell us how you establish VSOE for each undelivered element. Also, describe the specific circumstances in which you conclude that VSOE does not exist. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Response No. 8: Generally, the Company does not sell its core software products on a stand alone basis. The software license is typically bundled with post contract support and sometimes with consulting services. Therefore the software revenue is recognized using the residual method as defined in SOP 98-9.

The VSOE value for the post contract support (maintenance) is equal to the amount, as called for in the contract, at which that particular customer can renew maintenance in future periods.

The VSOE value for consulting services is determined by reference to the median or average rate per hour of consulting services that have been provided on a stand-alone basis. The weighted average rate per hour is reviewed semi-annually and is analyzed by geographical region and segmented by size.

The Company develops software interfaces for use with its core software products. Each interface, which the Company refers to as a “cartridge,” allows one of the Company’s software products to interface with a particular hardware device, such as a switch or other device developed by a network equipment manufacturer. Due to the nature of the Company’s software products, it has developed hundreds of specific cartridges and the Company continues to develop new cartridges as equipment manufacturers release new switch devices into the marketplace and new cartridges are requested by its customers. Cartridges are frequently sold on a stand-alone basis with no other software or consulting service deliverables. The VSOE of cartridges is based on the list price of each cartridge as determined by the Company’s product management team when the cartridge is developed. List price is indicative of the actual price at which cartridges have been sold on a stand-alone basis.

This VSOE assessment process is described in footnote 1(b) Revenue Recognition in the Company’s Form 10-K.

The Company is unaware of any situations during the reporting period covered by the Form 10-K in which it has been unable to establish VSOE values using the guidance in SOP 97-2 and 98-9.

Note 10. Segment Information and Concentration of Credit Risk, page 57

Comment No. 9: You disclose on page 33 that 58 percent of your 2004 revenue was from international sources. Please tell us how you considered the requirements of paragraph 38 of SFAS 131 in disclosing information about geographic areas. Similarly, tell us how you considered the disclosure requirements of paragraph (d) of Item 101 of Regulation S-K.

Response No. 9: In 2004, revenues outside the United States were $47.2 million, compared to total revenues of $81.1 million. Only the United States and the United Kingdom contributed more than 10 percent of total company revenues, and the Company disclosed that the United Kingdom represented 21 percent of total revenue.

While the amount of revenues from the United States can be computed from the disclosures provided, in future filings the Company will provide the data in a tabular format. The Company will also disclose that the basis for attributing revenues to specific countries is determined by the location of the end customer.

A tabular disclosure for the three years ended December 31, 2004 is as follows:

($000’s)	Revenues
Country	2004	2003	2002
United States	$33,953	$35,578	$56,365
United Kingdom	17,213	16,775	8,290
Rest of World	29,995	27,153	26,549

Totals	$81,161	$79,506	$91,204

Long lived assets (excluding goodwill, intangible assets and intercompany loans) at the end of 2004 were only $7.6 million and there was no country outside of the United States with more than 17% of that total. The total long lived asset balances have declined over the past three years due to the downsizing and restructuring of the company’s operations.

The Company does not see any material risk with respect to the assets located outside of the United States.

In future filings, the Company will report all long-lived assets in foreign countries, if material. A disclosure of long-lived assets for the three years ended December 31, 2004 would be as follows (in thousands):

($000’s)	Long Lived Assets
Country	2004	2003	2002
United States	$4,870	$10,357	$13,176
United Kingdom	1,243	1,526	123
Canada	1,389	2,871	3,942
Rest of World	128	45	58

Totals	$7,630	$14,799	$17,299

Note 13. Impairment of Goodwill and Intangible Assets, page 61

Comment No. 10: We note that in the quarter ended September 30, 2002 you wrote the full amount of goodwill ($22.4 Million) that you had initially recorded in February 2002 in connection with the acquisition of the OSS assets. We further note that you accounted for the acquisition of these assets as a business combination. Please address the following inquiries in reasonable detail:

•	Tell us how you considered EITF 98-3 in determining whether the OSS assets constitute a business;

•	Identify the subsidiary under which you report the OSS operations and provide us with the revenue, gross margin, operating expenses, total assets and total liabilities amounts of OSS as percentage of the subsidiary’s respective amounts for the reported periods;

•	Tell us how you considered paragraph 30 of SFAS 142 in determining whether the OSS operations constitute an operating unit for goodwill impairment testing purposes; and

•	Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the OSS acquisition. See paragraph 47 (a) of SFAS 142.

Response No.10:

In evaluating the OSS assets from Nortel, the Company concluded that it constituted a business under Rule 3-05 of Regulation S-K as it represented a division of Nortel Networks that maintained a discrete set of financial information. We understand that under Rule 3-05 there is a presumption that a separate division is a business. The Company had not initially considered EITF 98-3 because the OSS assets were acquired for cash. However, we would apply the concepts of EITF 98-3 in the following manner:

The OSS assets from Nortel Networks consisted of the “Service Commerce” division of Nortel Networks, a self-contained unit of Nortel that consisted of all of the elements necessary to conduct normal operations following the transaction. Specifically, the OSS assets consisted of the following:

Inputs:

1.	Long-lived assets, including computers, work stations, computer and testing labs and intangible assets such as developed technology and customer relationships.

2.	Intellectual property, including a license to distribute all of the Service Commerce division’s OSS software products.

3.	The right to offer employment to approximately 350 employees of Nortel Networks who were to transfer with the business.

Processes:

4.	All of the processes necessary to develop and deliver software to customers required for the purpose of providing a return to investors

Outputs:

5.	The ability to assume the customer contracts required in order to continue to license software and provide services to the existing customer base of the Service Commerce Division.

Our conclusion is that because all of the elements required by EITF 98-3 were present, the division constituted a business and the application of SFAS 141 would be appropriate.

In addition, our assessment was made without regard to the Company’s intended use of the transferred assets. Specifically, the OSS assets were never intended to be operated as a stand-alone business, but rather, were combined with the Company’s existing assets and operations to provide an integrated set of products for delivery to an almost identical customer base, distributed and marketed by the same sales force.

The OSS assets of Nortel Networks were acquired by, and the Nortel employees were subsequently employed by, various operating subsidiaries within one integrated worldwide operation. The Company does not publicly report separate subsidiary revenues as all revenues are recorded on a consolidated basis. During the periods covered by Form 10-K for the year ended December 31, 2004, approximate revenues generated from the products originally developed by each respective entity were as follows (in millions):

	2002	2003	2004
Metasolv Software, Inc.	$54.6	$30.3	$28.8
OSS Assets from Nortel Networks	36.6	39.7	42.4
Orchestream plc.	—	9.5	10.0

Total	$91.2	$79.5	$81.2

Because the operations of each of the acquired businesses were integrated immediately into the worldwide operations of the Company, it is not possible to split out gross margin, operating expenses, total assets and total liabilities of the individual products, as the information is not tracked in that manner in the Company’s financial accounting system.

As stated in Footnote 10 of the Company’s Form 10-K, the Company’s chief operating decision-maker is the President and Chief Executive Officer. The President and Chief Executive Officer reviews financial information presented on a Company-wide basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance.

Paragraph 30 of SFAS 142 provides guidance that “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”

The Company has determined that although it acquired a business from Nortel Networks, the Company’s subsequent operation of the combined businesses required that it be aggregated and deemed to be a single reporting unit due to the similarities of their operating characteristics as defined in paragraph 17 of SFAS 131:

a) The nature of the products and services: The assets acquired from Nortel Networks were both competitive with and complementary to the products being provided by the Company. The Company currently markets five software products that were previously marketed by Nortel Networks. Each of these products is similar to the Company’s products in that they each are software products designed to automate certain back office functions of telecommunications companies. Each product is offered in conjunction with implementation services and post-sales customer support and sold by a single integrated sales force.

b) The nature of the production processes: The production processes used by the Company and by the division of Nortel Networks are nearly identical, consisting of development of software using state of the art software technologies and development methodologies. These methodologies allowed us to combine organizations performing management, documentation and quality control.

c) The type or class of customer for their products and services: The customer base for the Company’s products as well as the products acquired from Nortel Networks is identical—global telecommunications service providers.

d) The methods used to distribute their products or provide their services: The method for distributing products and services is identical, allowing the Company to combine the sales forces of the Company and the sales force acquired from Nortel Networks. The combined sales force sells all of the Company’s products and services.

e) The nature of the regulatory environment: Neither entity faces any significant regulatory issues.

The Company’s conclusion after considering all of the relevant literature was that it operated as a single reporting unit for goodwill testing purposes.

At the time the Company acquired the OSS assets from Nortel Networks, the Company’s stock price was $6.89, resulting in an approximate market capitalization of $258.4 million. Following the acquisition of the OSS assets, the Company reported total stockholders’ equity of $152.2 million as of March 31, 2002, including approximately $28.0 million in goodwill, which was recorded in accordance with SFAS 141.

At the time of the acquisition, the Company gave revenue guidance of approximately $25.0 million (plus or minus 10%) for the quarter ended March 31, 2002, and reiterated annual guidance of revenues between $125.0 million and $135.0 million.

MetaSolv subsequently reported revenues of $21.9 million for the three months ended March 31, 2002, and gave guidance for the second quarter of approximately $25.0 million (plus or minus 10%) for the quarter ended

June 30, 2002. At that time the Company did not provide guidance for the full year ended December 31, 2002. As of March 31, 2002, the Company’s stock price was trading at $7.53, compared to a book value per share of $4.06.

During the following months, the telecom environment, which had been depressed throughout 2001, worsened considerably from what was expected at the time of the acquisition. Spending by telecom companies declined significantly during the first six months of 2002 and many companies selling into the telecom environment reported disappointing revenues and earnings or exited the market through bankruptcy or liquidation.

MetaSolv reported revenues of $24.7 million for the second quarter ended June 30, 2002 and reported a loss of $4.0 million, or $0.11 per share. As of June 30, 2002 the Company’s stock price was $3.99 per share, resulting in a market capitalization of $150.0 million, compared to stockholders equity of $149.0 million.

Subsequent to June 30, 2002, the Company’s stock price and related market capitalization declined precipitously. During July 2002, the stock price declined to $2.25 per share, resulting in a market capitalization of approximately $84.8 million compared to stockholders equity of $149.0 million, including tangible net worth of $104.0 million.

By the end of the third quarter 2002, the Company’s stock price had declined to approximately $1.00 per share, compared to its book value of $3.95 per share.

The provisions of SFAS 142 became effective for the Company on January 1, 2002. Under SFAS 142 the Company was required to perform an annual test of its goodwill and had selected September 30 as the date at which it would perform its annual test. The combination of the declining market capitalization and the worsening business climate led the Company to conclude that there had likely been an impairment of goodwill during the third quarter of 2002.

This conclusion was discussed with the Company’s auditors and the Company performed the tests required by paragraph 15 of SFAS 142 by first testing for impairment of the Company’s intangible assets, and then testing for impairment of goodwill. This testing included testing both estimated future cash flows and using fair value measurement testing as described in paragraph 23. The Company utilized the services of an independent valuation expert to support and assist with the testing.

Given that the Company had concluded that it was a single reporting unit, the quoted price of the Company’s common stock was the most objective and reliable method of determining the fair value of the reporting unit. Because the quoted price of the Company’s stock had remained below its tangible book value of $3.95 per share for more than 90 days, and it appeared that this was not likely to be a temporary phenomenon, the Company could not provide any corroborative evidence that the fair value of goodwill exceeded its book value, and accordingly, recorded an impairment charge for all of its goodwill in the quarter ended September 30, 2002.

The disclosure required by paragraph 47 of SFAS 142 was included in Footnote 7 of the Company’s Form 10-Q for the quarter ended September 30, 2002, and Footnote 13 of the Company’s Form 10-K for the year ended December 31, 2002.

Comment No. 11: We note that in the quarter ended March 31, 2003 you wrote-off the full amount of goodwill ($2.3 million) that you had initially recorded in February 2003 in connection with the acquisition of Orchestream Holding plc stock. We further note that Orchestream is listed as one of your subsidiaries under exhibit 21. Please address the following inquiries in reasonable detail:

•	Tell us how you considered paragraph 30 of SFAS 142 in determining whether Orchestream is a reporting unit for goodwill impairment testing purposes;

•	Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the Orchestream acquisition. See paragraph 47 (a) of SFAS 142; and

•	Tell us how you considered paragraph B69 of Appendix B of SFAS 142 in writing off the full amount of the Orchestream goodwill immediately after its acquisition and recognition.

Response No. 11: Although the acquired holding company Orchestream Holdings, plc remained one of the Company’s subsidiaries, the Company immediately combined all the operations of Orchestream with the Company’s European and Canadian operations, similar to the integration of the OSS assets acquired from Nortel. It is currently in the process of liquidating a number of those subsidiaries.

The Company considered paragraph 30 of SFAS 142 in determining whether Orchestream was a reporting unit for goodwill impairment testing purposes as follows:

Paragraph 30 of SFAS 142 provides guidance that “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”

The Company determined that although it acquired a business through the acquisition of all of the outstanding common stock of Orchestream Holdings plc, the Company’s operation of the combined businesses required that they be aggregated and deemed to be a single reporting unit due to the similarities of their operating characteristics as defined in paragraph 17 of SFAS 131:

a) The nature of the products and services. – The primary assets received in the acquisition of Orchestream were two software products, called Service Activator and Resolve, respectively. These products were competitive with certain products being provided by the Company through its acquisition of the OSS assets from Nortel Networks. The products are similar to the Company’s other products in that they each are software products designed to automate certain back-office functions of telecommunications companies. Each product is offered in conjunction with implementation services and post-sales customer support.

b) The nature of the production processes. – The production processes used by the Company and Orchestream were nearly identical, consisting of development of software using state of the art software technologies and development methodologies. These methodologies allowed us to eliminate duplicate organizations within Orchestream that were performing documentation and quality control. In addition, shortly after the acquisition, the Company began to consolidate the engineering operations, transferring most of the engineering work being performed on the Orchestream products to other development centers.

c) The type or class of customer for their products and services. – The customer base for the Company’s products as well as the products acquired from Orchestream is identical—global telecommunications service providers.

d) The methods used to distribute their products or provide their services. – The method for distributing products and services is identical, allowing the Company to combine the sales forces of the Company and the sales force of Orchestream into one unit. The combined sales force sells all of the Company’s products and services.

e) The nature of the regulatory environment. – Neither entity faces any significant regulatory issues.

The Company’s conclusion after considering all of the relevant literature was that although it operated separate legal entities, each entity sells all of the products and services of the Company, and it continued to operate a single reporting unit for goodwill testing purposes.

There were no changes in the relevant facts and circumstances between the date of the acquisition and the date we wrote off the goodwill associated with the Orchestream acquisition. However, under the provisions of SFAS 141, goodwill remained after allocating the purchase price to all of the tangible and intangible assets acquired based on the price paid by the Company to acquire the stock.

On February 1, 2003, the date the acquisition was completed, the Company’s stock price was $1.32, giving the Company a market capitalization of approximately $50 million. At that time, the book value of the company’s stockholders equity was approximately $99 million, or approximately $2.61 per common share. The Company initially recorded the goodwill in accordance with SFAS 141, and determined that it would monitor the market price of its common stock between the acquisition date and the date the Company closed its books for the quarter ended March 31, 2003 to determine if the Company could support recoverability of the goodwill that was indicated by the application of SFAS 141.

During the period from February 1, through April 15, 2003, the Company’s stock price ranged from $1.20 to $1.59, closing at $1.39 on April 15, at all times leaving the Company’s market capitalization well below its book value.

Given that the Company had concluded that it was a single reporting unit for goodwill purposes, it determined that the quoted price of the Company’s common stock was the most objective and reliable method of determining the fair value of the reporting unit. Based on the fair value measurement testing described in Paragraph 23 of SFAS 142, the Company concluded that it continued to suffer from impairment of goodwill at the reporting unit level.

The Company considered paragraph B69 of Appendix B of SFAS 142 in this analysis. At the time SFAS 142 was developed, the Financial Accounting Standards Board considered the merits for requiring that goodwill always be written off in the period of acquisition for all acquisitions as had been accepted in some foreign jurisdictions. B69 contains the Board’s conclusions that such treatment is inconsistent with its conceptual framework. Instead, SFAS 142 mandates capitalization of goodwill with a strict impairment testing requirement. The Company believes that it fully complied with paragraph B69 by capitalizing the goodwill at the acquisition date, and complied with paragraph 28 of SFAS

142 when it determined that the goodwill could not pass the recoverability test prescribed by the standard.

The Company discussed its conclusions with its auditors at the time, KPMG, LLP. Our auditors agreed with the Company that the goodwill could not pass the recoverability test prescribed by SFAS 142. As a result the Company recorded the goodwill impairment in its Form 10-Q for the quarter ended March 31, 2003.

Comment No. 12: You disclose that during 2002 you wrote off approximately $7.2 million of intangible assets. With respect to these write-offs, please explain to us how you considered providing the following disclosure:

•	The amount of impairment by intangible asset category i.e., developed technology, customer contracts and customer relationship;

•	The facts and circumstances leading to the impairment write off; and,

•	The method you used in determining the fair value of the impaired intangible assets.

See paragraph 46 (a) and 46 (b) of SFAS 142

Response No. 12: In accordance with paragraph 15 of SFAS 142, an impairment loss should be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. The facts and circumstances that led to the impairment write off were the same as those that led to the impairment of goodwill discussed in comment 10 above – a shortfall in expected revenues as a result of the prolonged distressed telecom environment, which led to a significant decline in the market capitalization of the Company.

The Company reviewed its projected future sales of all products related to the intangible assets recorded from its acquisitions of LAT 45 and the OSS assets from Nortel, and performed a realizability test on the intangible assets as of July 2002.

In the third quarter of 2002, the Company made the decision not to further market the product acquired from the LAT45 acquisition in 2001. Because of the lack of sales of the product since it had been acquired, and the depressed telecom market in general, the Company did not believe there was a market for the product and concluded that the fair value was zero. The unamortized value of the related intangible assets related to that product was $3.6 million, which was written off.

In addition, there were unamortized intangible assets of $12.4 million related to the acquisition from Nortel in February 2002. Of this amount there was $8.2 million of technology rights. Since the sum of future cash flows (undiscounted and without interest charges) was projected to be less than the carrying amount of the intangible assets, the Company determined that the technology rights were impaired.

Accordingly, the Company recognized an impairment loss of $3.6 million in accordance with SFAS 121, paragraph 7, reducing the carrying value to the fair value of the assets, based on the expected future cash flows from the technology. The amount of impairment loss by intangible asset category is as follows (in thousands):

Lat 45
Technology rights	$3,314
Customer Contracts	292

Total LAT45	$3,606

Nortel OSS
Technology rights	$3,572

Total Impairments	$7,178

The Company intended for the discussion related to the impairment of goodwill to also apply to the impairment of its intangible assets.

Because the disclosures related to the impairment will no longer be repeated once the Company’s Form 10-K for 2005 is filed, and given the time period that has elapsed, the Company does not believe that revising previous filings is necessary for an understanding of the Company’s current results of operations and financial position.

Comment No. 13: Provide us with a roll forward of each of the intangible asset categories for 2002, 2003 and 2004. In this roll forward separately identify the increases in the intangible balance due to acquisitions and the decreases due to impairments.

Response No. 13: Following is the roll forward of the intangible asset activity beginning with the first acquisition of LAT45 in the third quarter of 2001 (in thousands):

Year	Activity	Technology Rights	Customer Contracts	Customer Relationship	Totals
2001	Acquisition of Lat 45	5,187	845	—	6,032
	Amortization	(864)	(553)	—	(1,417)
	Balance	4,323	292	—	4,615

2002	Acquisition of the OSS assets from Nortel Networks	12,236	5,118	—	17,354
	Amortization	(6,911)	(1,748)	—	(8,659)
	Revaluation	(5)	—	—	(5)
	Impairments	(6,886)	(292)	—	(7,178)

	Balance	2,757	3,370	—	6,127

2003	Acquisition of Orchestream Holdings	3,700	747	2,298	6,745
	Amortization	(3,754)	(2,317)	(412)	(6,483)
	Revaluation	84	—	—	84

	Balance	2,787	1,800	1,886	6,473

2004	Amortization	(1,427)	(1,800)	(459)	(3,686)

	Balance	1,360	—	1,427	2,787

Schedule II, Valuation and Qualifying Accounts, page 63

Comment No. 14: We note that in 2004 you reduced the allowance for doubtful accounts by approximately $1.2 million. Please describe the factors that contributed to your decision to reduce this allowance. Tell us how you considered discussing this decrease under the results of operations and liquidity and capital resources sections of your filing.

Response No. 14: The Company’s allowance for doubtful accounts consists of a specific reserve which represents known accounts with which the Company is experiencing collection difficulties and with respect to which the Company believes the inability to collect is probable, and a general reserve which is a statistical calculation based on the Company’s historical bad debt write off’s based on the aging of its accounts receivable. During 2004, as the telecommunications industry began to rebound, the Company experienced an improvement in its collection cycle which led to an improvement in the aging of accounts receivable. In addition, the Company strengthened its new customer review process and the tracking of existing customer financial status. As a result of these factors, the Company experienced fewer bad debt write-offs and lower bad debt expense, resulting in a reduction in the required allowance for uncollectible accounts.

As indicated in our response to comment one, the Company attributed the decline in general and administrative expenses in part to the decrease in the allowance for doubtful accounts.

The Company noted in the second paragraph of its Liquidity and Capital Resources section that the improved collections of the Company’s accounts receivable helped offset the drain on cash used in operating activities.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 1. Financial Statements

Note 8. Subsequent Events

Comment No. 15: Please tell us how you will account for the sale of warrants sold on October 26, 2005 and identify the accounting literature that supports your accounting. As part of your response, describe the terms of any registration rights related to the warrants. Tell us how you considered the applicability of EITF 00-19.

Response No. 15: Accounting for the sale of warrants in conjunction with the Company common stock offering on October 26, 2005 has not yet been completed. The determination of the accounting treatment will be completed prior to filing of the Company’s Form 10-K for the year ended December 31, 2005.

Article 7 of the Purchase Agreement filed as exhibit 10.1 to the Company’s Form 8-K filed on October 28, 2005 generally describes registration rights and matters related to compliance with securities laws. The registration rights of purchasers are primarily described in Section 7.1 of the Purchase Agreement. The Purchase Agreement provides that Company is required to prepare and file a registration statement on Form S-3 for the shares and warrant shares no later than fifteen days after the closing date. The warrants themselves do not carry registration rights, but any warrant shares resulting from exercise of the warrants do. The Company is required to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within specific time frames. In the event the registration statement receives SEC review, as has actually occurred, then the Company’s obligation is to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within 105 days of the filing date of the registration statement. If the registration statement is not declared effective within 105 days of the filing date or in certain specified cases where the registration statement is unavailable for sales after the initial effectiveness of the registration statement (defined as “Events”), then the Company is required to pay to each purchaser, for every thirty days that such Event occurs and is continuing (or pro rata for any period of less than thirty days), an amount in cash equal to the aggregate purchase price of such purchaser’s securities multiplied by 0.01.

The Company has considered EITF Issue No. 00-19 which deals with the accounting for derivative financial instruments. Paragraph 12 provides that “Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.”

Paragraph 14 states that “The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.”

Paragraph 18 states “The task force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no other timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14 above.”

EITF Issue No. 05-4 provides additional discussion on this topic, but the Company understands this issue is currently on hold and has not been brought up for additional discussion.

Because of the presumption that the liquidated damages will be required to be settled in cash, the Company will initially treat the common stock and warrants as a liability. However, the first time the Company will disclose the classification of common stock and warrants will be in conjunction with the Company’s Form 10-K for the year ended December 31, 2005 which will be filed in March 2006, after the deadline for delivering registered shares to the purchasers.

By that time, the Company will have determined whether or not the registration has become effective, and whether or not to classify the common stock as a liability until the registration becomes effective, or to treat them as equity to be potentially reclassified as a liability in the event the registration statement becomes unavailable for sale in future periods.

Form 8-K, filed October 27, 2005

Comment No. 16: We note that you refer to “pro forma” net income (loss), and “pro forma” earnings per basic and diluted share. The information you have presented throughout these earnings releases should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. See endnote 12 to SEC Release 33-8176.

Response to Comment 16: In responding to these comments, the Company has carefully reviewed footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information and now understands the Commission has adopted the use of the term “non-GAAP” financial information in order to avoid confusion with “pro forma” information disclosed in accordance with Regulation S-X. In all future filings, the Company will not use the term “pro forma” in this context.

Comment No. 17: We note the non-GAAP information included in the press release furnished in the Form 8-K filed October 27, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail;

•	Disclosure accompanying the presentation currently indicates that there are two non-GAAP measures—pro forma net income (loss) and adjusted EBITDA. However, the presentation on page 5 includes numerous non-GAAP measures including, but not limited to , non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(l)(i)(D) and 10(e)(2) of Regulation S-K.

•	We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision or why the measures are useful to investors. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

Response No. 17: The Company did not understand that the use of a table to illustrate its non-GAAP financial results created a separate non-GAAP disclosure for each item of the income statement that differed from its related caption in its GAAP disclosure. In future filings, the Company will eliminate all non-GAAP disclosures that are not reconciled to its related caption in its GAAP disclosure.

The Company believed that its statement that “Pro forma results are an analytical indicator used by management to evaluate company performance and allocate resources” addressed Question 8 of the FAQ. In response to the Staff’s comment, in future filings the Company will expand the discussion of the purpose for publication of non-GAAP information.

Comment No. 18: In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that the presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

Response No. 18: The differences between non-GAAP cost of services and maintenance, and each individual non-GAAP operating expense caption relate solely to stock compensation expense and were included in order to facilitate the preparation of models by analysts who were interested in the impact of stock compensation expense by category of expense within the income statement.

In response to the Staff’s comment, in future filings, the Company will omit the presentation of a full non-GAAP Statement of Operations.

Acknowledgments Requested by Your Letter of December 28, 2005. At your request, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this information is responsive to your request. We note that your comment letter suggested that amendments to the Company’s periodic reports be made where appropriate. Other than correction of the typographical error omitting the auditor’s signature (please see Comment 6 and Response above), we believe that amendments are unnecessary in this case because (1) the Company agrees to comply with the comments to the extent applicable to future filings; (2) this letter (which has been filed via EDGAR and will be publicly available) clarifies (but does not change the substance of) the disclosures provided in the Form 10-K and Form 10-Q; and (3) the clarifications are not material to enhancing investors’ understanding of the Company’s business. We believe that these considerations, and the expense and administrative burdens attendant to preparing and filing the amendments, outweigh any benefits that could be provided by such amendments.

Thank you for your assistance with these filings. If you have any questions or comments regarding the foregoing, please call the undersigned at your convenience at (972) 403-8501.

Sincerely,

/s/ Glenn Etherington

Glenn Etherington

cc:	T. Curtis Holmes, Jr. [MetaSolv, Inc.]

Jonathan K. Hustis [MetaSolv, Inc.]